June 29, 2020

Board of Trustees

Schroder Series Trust

One Freedom Valley Drive
Oaks, Pennsylvania 19456

Re:	Agreement and Plan of Reorganization, dated as of June 26, 2020 (the “Agreement”), by and among (i) Schroder Series Trust, a Massachusetts voluntary association (commonly known as a business trust) (the “Trust”), on behalf of its series, the Schroder Total Return Fixed Income Fund (the “Target Fund”); (ii) the Trust, on behalf of its series, the Schroder Core Bond Fund (the “Acquiring Fund” and together with the Target Fund, the “Funds”, and each a “Fund”); and (iii) solely for the purposes of Sections 4.3 and 9.2 of the Agreement, Schroder Investment Management North America Inc. (“Adviser”) the investment adviser of each Fund.

Ladies and Gentlemen:

You have requested our opinion as to certain U.S. federal income tax consequences of the reorganization of the Target Fund and the Acquiring Fund that will consist of, pursuant to the Agreement: (1) the transfer of all of the assets of the Target Fund to the Acquiring Fund and the assumption of all of the liabilities of the Target Fund by the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (“Acquiring Fund Shares”) (including fractional shares to which they may be entitled, if any) and (2) the distribution of Acquiring Fund Shares (including fractional shares to which they may be entitled, if any) to the shareholders of the Target Fund in complete liquidation of the Target Fund. The transactions described in (1) and (2) of the immediately preceding sentence, collectively, referred to herein as the “Reorganization”.

In rendering our opinion, we have reviewed and relied upon (a) the Agreement, (b) the information materials provided to shareholders of the Target Fund in connection with the recently held special meeting of shareholders, (c) certain representations concerning the Reorganization made to us in a letter from the Trust on behalf of the Acquiring Fund and Target Fund dated June 29, 2020 (the “Representation Letter”), (d) all other documents, financial and other reports and corporate minutes that we deemed relevant or appropriate, (collectively (a) - (d), the “Documents”) and (e) such statutes, regulations, rulings and decisions as we deemed material with respect to this opinion. We have assumed that the Documents and the Representation Letter present all material and relevant facts relating to the Reorganization. All terms used herein, unless otherwise defined, are used as defined in the Agreement.

For purposes of this opinion, we have assumed that the Target Fund and the Acquiring Fund on the Closing of the Reorganization will satisfy, and following the Reorganization, the Acquiring Fund will continue to satisfy, the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), for qualification as a regulated investment company. We have also assumed the accuracy and completeness of the information contained in the Documents. As to various matters of fact that are material to this opinion, we have relied, exclusively and without independent verification on the representations and warranties made in the Agreement by the Funds, as being true and correct in all material respects as of the Closing Date.

Board of Trustees

June 29, 2020

Based on the foregoing and provided the Reorganization is carried out in accordance with the applicable laws of the Commonwealth of Massachusetts, the Agreement and the Representation Letter, it is our opinion with respect to the Reorganization that:

1. The acquisition by the Acquiring Fund of all of the assets of the Target Fund, as provided for in the Agreement, in exchange for Acquiring Fund Shares (including fractional shares, if any) and the assumption by the Acquiring Fund of all of the liabilities of the Target Fund, followed by the distribution by the Target Fund to its shareholders of the Acquiring Fund Shares (including fractional shares to which they may be entitled, if any) in complete liquidation of the Target Fund, will qualify as a reorganization within the meaning of Section 368(a)(1) of the Code, and the Target Fund and the Acquiring Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code.

2. No gain or loss will be recognized by the Target Fund upon the transfer of all of its assets to, and the assumption of all of its liabilities by, the Acquiring Fund in exchange solely for Acquiring Fund Shares pursuant to Section 361(a) and Section 357(a) of the Code, except for (A) gain or loss that may be recognized on the transfer of “section 1256 contracts” as defined in Section 1256(b) of the Code, (B) gain that may be recognized on the transfer of stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (C) any other gain or loss that may be required to be recognized (i) as a result of the closing of the Target Fund’s taxable year or (ii) upon the transfer of an asset regardless of whether such transfer would otherwise be a non-recognition transaction under the Code.

3. No gain or loss will be recognized by the Acquiring Fund upon the receipt by it of all of the assets of the Target Fund in exchange solely for the assumption of the liabilities of the Target Fund and issuance of the Acquiring Fund Shares pursuant to Section 1032(a) of the Code.

4. No gain or loss will be recognized by the Target Fund upon the distribution of Acquiring Fund Shares by the Target Fund to shareholders of the Target Fund in complete liquidation (in pursuance of the Agreement) of the Target Fund pursuant to Section 361(c)(1) of the Code.

5. The tax basis of the assets of the Target Fund received by the Acquiring Fund will be the same as the tax basis of such assets in the hands of the Target Fund immediately prior to the transfer of such assets, increased by the amount of gain (or decreased by the amount of loss), if any, recognized by the Target Fund on the transfer pursuant to Section 362(b) of the Code.

6. The holding periods of the assets of the Target Fund in the hands of the Acquiring Fund will include the periods during which such assets were held by the Target Fund pursuant to Section 1223(2) of the Code, other than assets with respect to which gain or loss is required to be recognized and except where investment activities of the Acquiring Fund have the effect of reducing or eliminating the holding period with respect to an asset.

Board of Trustees

June 29, 2020

7. No gain or loss will be recognized by the shareholders of the Target Fund upon the exchange of all of their Target Fund shares solely for Acquiring Fund Shares (including fractional shares to which they may be entitled) pursuant to Section 354(a) of the Code.

8. The aggregate tax basis of Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor pursuant to Section 358(a)(1) of the Code.

9. The holding period of the Acquiring Fund Shares received by a shareholder of the Target Fund (including fractional shares to which they may be entitled) will include the holding period of the Target Fund shares exchanged therefor, provided that the shareholder held the Target Fund shares as a capital asset on the date of the exchange pursuant to Section 1223(1) of the Code.

This opinion letter expresses our views only as to U.S. federal income tax laws in effect as of the date hereof. It represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service or the courts. Accordingly, no assurance can be given that the opinions and analysis expressed herein, if contested, would be sustained by a court. Our opinion is based upon the Code, the applicable Treasury Regulations promulgated thereunder, the present position of the Internal Revenue Service as set forth in published revenue rulings and revenue procedures, present administrative positions of the Internal Revenue Service, and existing judicial decisions, all of which are subject to change either prospectively or retroactively. We do not undertake to make any continuing analysis of the facts or relevant law following the date of this letter.

Our opinion is conditioned upon the performance by the Trust of its undertakings in the Agreement and the Representation Letter.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other U.S. federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith).

This opinion is being delivered solely to you in connection with the Reorganization and is not to be quoted, circulated, published, or otherwise referred to for any other purpose, in whole or in part, without our express prior written consent. This opinion may be disclosed to shareholders of the Target Fund and the Acquiring Fund, and they may rely on it in connection with the Reorganization, it being understood that we are not establishing any attorney-client relationship with any such shareholder. This letter is not to be relied upon for the benefit of any other person or for any other purpose.

Board of Trustees

June 29, 2020

We hereby consent to the references to our Firm and the discussion of this opinion in the Acquiring Fund’s Registration Statement filed on Form N-14 (the “Registration Statement”) under the Information Statement/Prospectus headings “THE REORGANIZATION – Federal Income Tax Considerations.” In giving this consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. Further, we hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Very truly yours,

/s/ Morgan, Lewis & Bockius LLP